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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12B-25

                        Commission File Number 1-10779
                          NOTIFICATION OF LATE FILING

(Check One):   [x]  Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
                    [ ] Form N-SAR

     For Period Ended:    December 31, 1996
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
  For the Transition Period Ended: ________________________________________
  Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: ______________________

PART I
REGISTRANT INFORMATION

Full name of registrant    Marvel Entertainment Group, Inc.
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Former name if applicable

Address of principal executive office (Street and number)
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                  387 Park Avenue South
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City, state and zip code
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                  New York, NY 10016


PART II
RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[ ]         (a)   The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

[x]         (b)   The subject annual report, semi-annual report,
                  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The accountant's statement or other exhibit required
                  by Rule 12b-25 (c) has been attached if applicable.


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PART III
NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period . (Attach extra sheets if needed.)

     As a result of its Chapter 11 filing on December 27, 1996 and the significant litigation that has arisen therefrom, the Registrant has been unable to timely complete its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 without unreasonable effort and expense. The Registrant is in the process of completing its Annual Report on Form 10-K and expects to file the same within the prescribed extension period.

PART IV
OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

         August J. Liguori         212          696-0808
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         (Name)                (Area Code)  (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
                                                     [x] Yes [ ] No

       (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For 1996, the Registrant incurred a net loss of $464.4 million or ($4.56) per share as compared to a net loss of $48.4 million or ($0.48) per share for 1995. Results for the year ended December 31, 1996 reflect weaknesses in the Registrant's businesses and also include significant special, principally non-cash charges of approximately $380 million primarily consisting of a write-down of approximately $278.5 million in impaired goodwill and other intangibles related to trading card and publishing operations. The balance of these charges relates largely to the Registrant's restructuring actions, the write-off of deferred tax assets, and the bankruptcy. The Registrant's 1995 results included $95 million in special and restructuring charges in the fourth quarter and $135 million of such charges for the full year.

Marvel Entertainment Group, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 1997              By     /s/ August J. Liguori
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                                           Vice President, Finance
                                           Principal Accounting Officer


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ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

          1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T.










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